EXHIBIT 1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – AUGUST 28, 2003

BAYTEX ENERGY LTD. ANNOUNCES APPROVAL OF PLAN OF ARRANGEMENT

Baytex Energy Ltd. (TSX-BTE) (“Baytex”) is pleased to announce that it has received overwhelming shareholder and optionholder approval of the previously announced plan of arrangement at the special meeting held on August 28, 2003. Shareholders and optionholders voted 99.8% in favour of the arrangement resolution. In addition, shareholders also approved an increase in the number of common shares available under Baytex’s stock option plan and ratified certain previous grants under the plan, approved the trust unit rights incentive plan for Baytex Energy Trust, approved the stock option plan for Crew Energy Inc. and approved the initial private placement of common shares and performance shares by Crew Energy Inc.

Based on the elections made by shareholders, approximately 4.7 million exchangeable shares will be issued. Shareholders who elected exchangeable shares will receive the full amount as requested. It is expected that the plan of arrangement will become effective on September 2, 2003. It is currently anticipated that the common shares of Baytex will continue to trade until the close of trading on September 5, 2003 and, subject to regulatory approval, the units of Baytex Energy Trust (TSX symbol: BTE.UN) and the common shares of Crew Energy Inc. (TSX symbol: CR) will commence trading on September 8, 2003. Total units outstanding initially for Baytex Energy Trust is estimated to be approximately 53.3 million. Total common shares outstanding initially for Crew Energy Inc. is estimated to be 23 million, including common shares issued pursuant to the private placement.

The initial distribution of Baytex Energy Trust will be $0.15 per unit and will be paid on October 15, 2003 to unitholders of record on September 30, 2003.

For further information, please contact:

Dale Shwed, President and C.E.O.

Telephone: (403) 750-1241

Ray Chan, Senior Vice-President and C.F.O.

Telephone: (403) 267-0715

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: receipt of court and regulatory approvals; general economic, market and business conditions; fluctuation in oil and gas prices; currency fluctuations; and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.